Filed by Webster Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

Date: May 21, 2026

The following communication was made by Webster Financial Corporation (“Webster”) on May 21, 2026 in connection with the proposed acquisition of Webster by Banco Santander, S.A.

Communication to All Employees

The following announcement was shared with all employees of Webster on Webster’s internal Intranet website.

Progress in Action: Santander and Webster Walk the Walls

Members of the Santander and Webster integration teams recently came together for “Walk the Walls,” a working session focused on preparing for Legal Day 1 (LD1) — the day the acquisition closes and Webster officially becomes part of Santander.

The session brought together teams from across business lines and corporate functions to review plans, confirm priorities, solve issues, and advance integration preparation efforts. It also gave colleagues from both organizations an opportunity to work side by side and continue building relationships ahead of closing.

Why it matters

Walk the Walls helped teams stay aligned on the work ahead and the steps needed to support a successful LD1 and smooth integration process.

The session reinforced the strong partnership developing across Santander and Webster as we work together to prepare to build a stronger bank with greater scale, broader capabilities, and continued focus on customers and communities.

By the numbers

The important work of each team was covered throughout the day and how it will drive a successful integration:

•	Teams collaborated to discuss more than 250 dependencies and review 225 milestones that will be crucial for an effective integration.

•	The workstreams took steps forward by making nearly 100 updates to critical workplans.

•	Key working groups held three cross-functional breakout sessions.

Walk the Walls is another example of the strong collaboration and momentum building across both organizations as teams prepare for the close of the acquisition in the second half of 2026. As integration planning continues, teams are now moving from planning into readiness for execution by locking down plans and focusing on delivering the priorities needed to support a successful Legal Day 1 and integration.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward-looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements.

Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly-owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13)

a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of global conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and in the Middle East or other hostilities or the outbreak of public health emergencies on the global economy) and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion or the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.

Webster and Banco Santander undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10-K for the year ended December 31, 2025, as amended (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000008/wbs-20251231.htm and https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000011/wbs-20251231.htm ), and Banco Santander’s Annual Report on Form 20-F for the year ended December  31, 2025 (available at:https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147826000030/san-20251231.htm ), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Banco Santander filed a registration statement on Form F-4 with the SEC on March 12, 2026 (available at: https://www.sec.gov/Archives/edgar/data/891478/000114036126009200/ny20067167x1_f4.htm), and an amendment thereto on April 20, 2026 (available at: https://www.sec.gov/Archives/edgar/data/891478/000114036126015621/ny20067167x3_f4a.htm), to register the ADSs that will be issued to Webster’s stockholders in connection with the Transaction. The registration statement includes a proxy statement of Webster that also constitutes a prospectus of Banco Santander. The registration statement was declared effective on April 22, 2026. Banco Santander filed a prospectus on April 23, 2026 (available at: https://www.sec.gov/Archives/edgar/data/891478/000114036126016431/ny20067167x5_424b3.htm), and Webster filed a definitive proxy statement on April 23, 2026 (available at: https://www.sec.gov/Archives/edgar/data/801337/000114036126016415/ny20070640x1_defm14a.htm). Webster commenced mailing of the definitive proxy statement/prospectus to Webster’s stockholders on April 24, 2026.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at:

Webster Financial Corporation	Banco Santander, S.A.
200 Elm Street	Ciudad Grupo Santander
Stamford, Connecticut 06902 Attention: Investor Relations eharmon@websterbank.com	28660 Boadilla del Monte Spain Attention: Investor Relations investor@gruposantander.com
(212) 309-7646	+34 912899239

PARTICIPANTS IN THE SOLICITATION

Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Amendment No. 1 to Webster’s Annual Report on Form 10-K for the year ended December 31, 2025, including under the headings entitled “Director Independence”, “Non-Employee Director Compensation”, “Compensation and Human Resources Committee”, “Executive Compensation”, “Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on April 24, 2026 and is available athttps://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000011/wbs-20251231.htm, and (ii) Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at http://www.sec.gov/Archives/edgar/data/san-20251231.htm/000089147826000030/0000891478-26-000030-index.html. To the extent holdings of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Amendment No. 1 to Webster’s Annual Report on Form 10-K for the year ended December 31, 2025 and in Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20-F for the year ending December 31, 2026.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus of Webster and Banco Santander and other relevant materials filed with the SEC, as well as any amendments or supplements to those documents that have been or will be filed with the SEC. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.